Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-220719 on Form S-1 of our report dated July 10, 2017 (August 28, 2017 as to the effects of the error correction described in Note 1; October 24, 2017 as to the effects of the reverse stock split described in Note 16) relating to the consolidated financial statements and financial statement schedule of National Vision Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the March 13, 2014 acquisition of National Vision, Inc. by Nautilus Merger Sub, Inc., an indirect wholly-owned subsidiary of National Vision Holdings, Inc.) appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Atlanta, GA
 October 24, 2017